

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 12, 2023

Marlow Hernandez, MD
Chief Executive Officer
Cano Health, Inc.
9725 NW 117th Ave, Suite 200
Miami, FL 33178

> **Re: Cano Health, Inc.**
> **Schedule 13D/A filed by Dr. Marlow Hernandez et al.**
> **Filed April 6, 2023**
> **File No. 005-91632**

Dear Marlow Hernandez:

   We have reviewed the above-captioned filing, and have the following comments.

   Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

   After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D/A filed April 6, 2023

General

1. We note the Amendment No. 3 to Schedule 13D filed on April 6, 2023 by Dr. Hernanandez disclosing the transfer of shares under the Repayment Agreement. The Repayment Agreement reportedly was repaying a secured promissory note dated February 28, 2022 between Dr. Hernandez, Hernandez Borrower Holdings LLC and Robert Comerlinck. Item 6 of Schedule 13D requires the disclosure of any contracts between filers and "any person with respect to any securities of the issuer including loan or option arrangements." Item 7 of Schedule 13D also requires the filing of any agreement disclosed in Item 6. Please advise us, with a view towards revised disclosure, how Dr. Hernandez complied, if at all, with the above disclosure requirements.

2. We note the Repayment Agreement grants an option to certain executive officers to repurchase the shares of Cano Health transferred to Mr. Comerlinck pursuant to the Agreement and contains certain prohibitions on Mr. Camerlinck's ability to transfer shares of Cano that are subject to the option. Notwithstanding the definition of a "person" under

Section 3(a)(9) of the Securities Exchange Act of 1934, application of Section 13(d)(3) also results in two or more persons being regulated as as single "person" under Section 13(d)(1) if they "act as" a group for the purpose of acquiring, holding or disposing of a voting class of Section 12 registered equity securities. Therefore, each member of the group bears an obligation to report beneficial ownership on behalf of the group under Rule 13d-1(k). Accordingly, please revise the associated Schedule 13D to check the appropriate box in Item 2 and identify all group members. Alternatively, please confirm, if true, that the above individuals are not acting as a group within the meaning of Section 13(d)(3).

3. We note the disclosure on line 7 of the cover page that Dr. Hernandez has Sole Voting Power of "25,108,418" shares. Footnote 1 indicates that reported amount includes the option to acquire 8,536,936 shares of Class B transferred to Mr. Camerlinck pursuant to the Repayment Agreement. Please advise, with a view towards revised disclosure, how Dr. Hernandez exercises sole voting power over these shares.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Amanda Fenster, Esq.